SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51041

AUG 0 9 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Market Street, Suite 1420
(No. and Street)

Philadelphia, PA 19103-1980
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren West 215-569-1980
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

2001 Market Street, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Warren West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Brokerage Services Inc., as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Warren West
Signature

President
Title

Gail A. Ford
Notary Public

NOTARIAL SEAL
GAIL A. FORD, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Aug. 12, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Greentree Brokerage Services, Inc.

December 31, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Greentree Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Greentree Brokerage Services, Inc., as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Greentree Brokerage Services, Inc., as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 10, 2004

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GREENTREE BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2003

ASSETS	
Cash	$ 409,148
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organization	203,108
Furniture and equipment, net	94,191
Deposits	17,567
Total assets	$ 824,014
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 200,759
Total liabilities	200,759
Stockholders' equity	
Common stock, no par value, authorized 1,000 shares, 853 shares issued and outstanding	575,690
Retained earnings	47,565
Total stockholders' equity	623,255
Total liabilities and stockholders' equity	$ 824,014

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Income

Year ended December 31, 2003

Revenues	
Commissions	$ 2,463,319
Interest income	487
Total revenues	2,463,806
Expenses	
Employee compensation and benefits	1,689,180
Brokerage expenses	215,256
Communications and data processing	50,828
Regulatory fees	22,689
Professional fees	45,341
Management fee - officer/stockholder	38,000
Occupancy	71,122
Travel and entertainment	59,581
Other	257,172
Total expenses	2,449,169
Income before income taxes	14,637
Income taxes	8,042
Net income	$ 6,595

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2003

	Common stock	Retained earnings	Total
Balance at January 1, 2003	$ 491,911	$ 40,970	$ 532,881
Issuance of 64 shares of common stock	83,779	-	83,779
Net income	-	6,595	6,595
Balance at December 31, 2003	$ 575,690	$ 47,565	$ 623,255

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 6,595
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	23,952
Change in operating assets and liabilities	
Receivable broker-dealers and clearing organization	115,513
Deposits	(13,234)
Other assets	(36,042)
Accounts payable and accrued expenses	56,613
Net cash provided by operating activities	153,397
Cash flows from investing activities	
Purchase of office equipment and furniture	(82,753)
Net cash used in investing activities	(82,753)
Cash flows from financing activities	
Proceeds from the issuance of common stock	83,779
Net cash provided by investing activities	83,779
Net increase in cash	154,423
Cash at beginning of year	254,725
Cash at end of year	$ 409,148
Cash paid	
Income taxes	$ 4,556

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Services, Inc. (the Company) is a Delaware corporation. The Company is an introducing broker which provides execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

1. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposit with Clearing Organization

The Company maintains a $100,000 interest bearing account with its clearing agent. This account is not insured by the FDIC.

3. Securities Transactions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

4. Income Taxes

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are organizational and start-up costs, and net operating loss carryforwards. As of December 31, 2003, the Company did not have any material temporary differences.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

6. Advertising Cost

All advertising costs are expensed as incurred.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker are positions carried by and amounts due from this clearing broker.

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Office equipment	5 to 7 years	$ 116,337
Office furniture	5 to 7 years	27,234
		143,571
Less accumulated depreciation		(49,380)
		$ 94,191

NOTE D - INCOME TAXES

The components of income taxes are as follows:

Current	$ 8,042
Deferred	-
	$ 8,042

NOTE E - STOCKHOLDERS' EQUITY

In September 2003, the Company issued 64 shares of common stock for $83,779 in accordance with the Stock Purchase Agreement entered into on June 30, 2001, with a third party Stock Purchase Agreement.

NOTE F - COMMITMENTS

The Company leases office space through 2010 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ending December 31, 2003, was $47,170. The future approximate minimum annual rental payments are as follows at December 31, 2003:

2004	$ 75,000
2005	77,000
2006	79,000
2007	80,000
2008	82,000
Thereafter	119,000
	$ 512,000

NOTE G - BENEFIT PLAN

In April 2003, the Company established a 401k plan which covers substantially all of its employees. Under the plan, all employees are eligible to contribute up to 100% of their annual salary with the Company matching a discretionary annual amount. The Company did not match any contributions for the year ended December 31, 2003.

NOTE H - RELATED PARTY TRANSACTIONS

The Company pays one of its stockholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay funds. For the year ended December 31, 2003, the Company paid this stockholder $38,000.

The Company leases space from two of its stockholders who do not charge the Company any rent.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, net capital was $511,496, which was $498,112 in excess of net required net capital of $13,384.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2003, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2003. Therefore, the Company had no items to report under Rule 15c-3-3.

SUPPLEMENTAL INFORMATION

GREENTREE BROKERAGE SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2003

Net capital	
Total stockholders' equity	$ 623,255
Deductions and/or charges	
Nonallowable assets	
Furniture and equipment	94,191
Other assets	17,568
Total deductions	111,759
Net capital	511,496
Aggregate indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	200,759
Total aggregate indebtedness	200,759
Computation of basic net capital requirement	
Minimum net capital required	13,384
Net capital requirement	13,384
Excess net capital	$ 498,112
Excess net capital at 1,000%	$ 491,420
Aggregate indebtedness to net capital	39.25%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

GREENTREE BROKERAGE SERVICES, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2003

As of December 31, 2003, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2003. Therefore, the Company had no items to report under Rule 15c3-3.